                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1995

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____


Commission file number 0-20421



                           TELE-COMMUNICATIONS, INC.
                         EMPLOYEE STOCK PURCHASE PLAN
                         ----------------------------
                           (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
             ----------------------------------------------------
             (Issuer of the securities held pursuant to the Plan)



                               5619 DTC Parkway
                          Englewood, Colorado  80111
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
- --------------------

           Financial Statements:                             Page No.
           --------------------                              --------

            Independent Auditors' Report                         1

            Statements of Net Assets Available
                for Participant Benefits,
                December 31, 1995 and 1994                       2

            Statements of Changes in Net Assets
                Available for Participant Benefits,
                Years ended December 31, 1995, 1994 and 1993     3

            Notes to Financial Statements,
                December 31, 1995, 1994 and 1993                 4

            Schedule 1 - Item 27a - Schedule of Assets
                Held for Investment Purposes                     9

            Schedule 2 - Item 27d - Schedule of Reportable
                Transactions                                    10

           Exhibit -
           -------

            23-Consent of KPMG Peat Marwick LLP




SIGNATURE
- ---------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                 TELE-COMMUNICATIONS, INC.
                                EMPLOYEE STOCK PURCHASE PLAN
                                    (Name of Plan)



                              By      /s/ Gary K. Bracken
                                ---------------------------------------------
                                    Gary K. Bracken
                                    Plan Administrator
                                     and Member of Plan Committee


April 18, 1996

                          Independent Auditors' Report
                          ----------------------------


The Plan Committee
Tele-Communications, Inc.
 Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1995 and 1994, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    KPMG Peat Marwick LLP


Denver, Colorado
April 9, 1996

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1995 and 1994


Assets                                        1995         1994
- ------                                    ------------  -----------

Cash and cash equivalents                 $      5,893      284,595

Investments in Tele-Communications,
 Inc. ("TCI") common stock (note 2):

      Class A common stock (8,564,712
       shares, with cost of
       $158,187,847 at
       December 31, 1994                            --  186,282,486

      Series A TCI Group common stock
       (10,697,224 shares, with a cost
       of $160,800,352
       at December 31, 1995)               212,607,327           --

      Series A Liberty Media Group
       common stock (2,428,379 shares,
       with a cost of $45,707,755
       at December 31, 1995)                65,287,501           --
                                           -----------  -----------

                                           277,900,721  186,567,081




Liabilities
- -----------

Due to broker for securities purchased           7,324      105,884
                                           -----------  -----------

Net assets available for participant
 benefits, including $4,771,528 and
 $2,311,643 of benefits payable to
 participants in 1995 and 1994,
 respectively                             $277,893,397  186,461,197
                                          ============  ===========

See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Changes in Net Assets Available
                            for Participant Benefits

                  Years ended December 31, 1995, 1994 and 1993


                                            1995           1994          1993
                                        -------------  ------------  ------------

Contributions:
   Employer                             $ 27,558,906    21,254,569    16,448,894
   Employee                               28,190,279    21,450,536    16,904,515
   Transfers from other plans                456,493       911,970       356,950
                                        ------------   -----------   -----------
                                          56,205,678    43,617,075    33,710,359
                                        ------------   -----------   -----------


Net investment income (loss):
   Net unrealized appreciation
      (depreciation) of securities:

         TCI common stock                 48,851,373   (62,681,130)   64,409,739

         Republic Pictures
            Corporation Class A
            common stock                          --            --       146,908

         General Communication, Inc.
            Class A common stock                  --            --       316,920

         General Communication, Inc.
            Class B common stock                  --            --        (5,819)

   Realized gain on securities
      transactions                            49,231       381,450            --

   Interest income                            44,771        52,335        32,429
                                        ------------   -----------   -----------
                                          48,945,375   (62,247,345)   64,900,177
                                        ------------   -----------   -----------

Total contributions and net
   investment income (loss)              105,151,053   (18,630,270)   98,610,536

Distributions to participants            (13,718,853)  (14,300,153)  (24,449,331)
                                        ------------   -----------   -----------

Increase (decrease) in net assets
      available for participant
      benefits                            91,432,200   (32,930,423)   74,161,205

Net assets available
   for participant benefits:

      Beginning of year                  186,461,197   219,391,620   145,230,415
                                        ------------   -----------   -----------

      End of year                       $277,893,397   186,461,197   219,391,620
                                        ============   ===========   ===========

See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                        December 31, 1995, 1994 and 1993


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by The Colorado National Bank ("Trustee")
     ------------------------------------------------------------

     Under the terms of a trust agreement between the Trustee and the Tele-Communications, Inc. Employee Stock Purchase Plan (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets.

     Cash Equivalents
     ----------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for the TCI Series A TCI Group common stock and the TCI Series A Liberty Media Group common stock were $19.88 and $26.88 per share, respectively, at December 31, 1995. The value used for the TCI Class A common stock was $21.75 per share at December 31, 1994. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

     Income Taxes
     ------------

     The Plan has received a determination letter from the Internal Revenue Service, dated February 4, 1986, which provides that the Plan is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxation under Section 501 of such Code. The Plan has also received a determination letter, dated March 6, 1989, regarding qualification of the salary reduction provisions of the Plan under Section 401(k) of the Internal Revenue Code. During 1994, the Plan was amended and restated to comply with the Tax Reform Act of 1986. The Plan has applied for a new determination letter and expects to maintain its qualified status.


                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

     Plan Expenses
     -------------

     Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

     Reclassification
     ----------------

     Certain amounts have been reclassified for comparability with the 1995 presentation.

(2)  Description of the Plan
     -----------------------

     As of January 27, 1994, TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

     On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 2,341,764 shares of Series A Liberty Media Group common stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A common stock into Series A TCI Group common stock.

                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


    The Plan is a defined contribution plan sponsored by TCI. The Plan enables participating employees to acquire a proprietary interest in TCI and to receive benefits upon retirement. In addition, the Plan includes a salary deferral feature with respect to employee contributions. At December 31, 1995, there were 15,151 participants in the Plan and 20,624 employees were eligible to participate. Due to the TCI/Liberty Merger, Liberty employees were allowed to participate in the Plan effective October 1, 1994 if employees met the Plan's eligibility requirements. The one year of service requirement could be satisfied if employees had one year of service with Liberty. Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TCI (by annual resolution of the Board) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) are used to reduce TCI's otherwise determined contributions. Such forfeitures amounted to $631,373, $195,967 and $455,621 for the years ended December 31, 1995, 1994 and 1993, respectively. Participant contributions are always fully vested. Generally, participants acquire a vested right in TCI contributions as follows:

                                                 Vesting
                         Years of service       percentage
                         ----------------       ----------

                         Less than 1                0%
                            1-2                    20%
                            2-3                    30%
                            3-4                    45%
                            4-5                    60%
                            5-6                    80%
                            6 or more             100%

    Although TCI has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

    During 1994 the Plan was amended and restated to comply with the Tax Reform Act of 1986. Such restatement had no effect on participants or financial obligations of the Plan.

(3) Other Marketable Securities
    ---------------------------

    On January 30, 1985, TCI distributed all of the issued and outstanding shares held by TCI of the capital stock of Republic Pictures Corporation, a majority-owned subsidiary of TCI prior to the distribution, to TCI's shareholders of record on January 14, 1985. During 1994, the Republic Pictures Corporation shares were sold by the Plan and were discontinued as an investment option.

                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

     In early 1987, WestMarc Communications, Inc. ("WestMarc"), an indirect wholly-owned subsidiary of TCI, distributed all of the issued and outstanding shares of the capital stock of General Communication, Inc. ("GCI"), a wholly-owned subsidiary of WestMarc prior to the distribution, to WestMarc's shareholders of record on December 29, 1986. During 1994, the GCI shares were sold by the Plan and were discontinued as an investment option.

(4)  Change in Unrealized Appreciation (Depreciation)
     ------------------------------------------------

     Unrealized appreciation (depreciation) of TCI common stock for the years ended December 31, 1995, 1994 and 1993, is calculated as follows:

                                     1995          1994         1993
                                 ------------  ------------  ----------

    End of year                   $71,386,721   28,094,639   99,068,037
    Change in unrealized
      appreciation of
      distributions                 5,559,291    8,292,268   19,883,720
    Less beginning of
      year                         28,094,639   99,068,037   54,542,018
                                  -----------  -----------   ----------

    Net unrealized appreciation
      (depreciation) of TCI
      common stock                $48,851,373  (62,681,130)  64,409,739
                                  ===========  ===========   ==========

(5)  Transfers from Other Plans
     --------------------------

     TCI has certain subsidiaries that maintain separate retirement savings plans. Participants in a subsidiary plan may elect, on a quarterly basis, to transfer their entire account balance to the Plan. During 1995, 1994 and 1993, transfers to the Plan from such subsidiary plans aggregated $456,493, $911,970 and $356,950, respectively.

(6)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1995 and 1994:



                                               1995           1994
                                          --------------  ------------
    Net Assets Available for Participant
      Benefits - financial statements      $277,893,397   186,461,197

    Benefits payable to participants         (4,771,528)   (2,311,643)
                                           ------------   -----------

    Net Assets Available for Participant
      Benefits - Form 5500                 $273,121,869   184,149,554
                                           ============   ===========


                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1995:

           Distributions to participants -
             financial statements            $13,718,853

           Reversal of prior year benefits
             payable to participants          (2,311,643)

           Current year benefits payable
             to participants                   4,771,528
                                             -----------

           Distributions to participants -
             Form 5500                       $16,178,738
                                             ===========


                                                                      Schedule 1
                                                                      ----------


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1995


 (a)              (b)                            (c)                       (d)           (e)
              Identity of             Description of investment                        Current
                 issuer                  including par value              Cost          value
       --------------------------  --------------------------------   -------------  ------------
  *    Tele-Communications, Inc.   Series A TCI Group common
                                   stock, par value $1.00 per share   $160,800,352   212,607,327


  *    Tele-Communications, Inc.   Series A Liberty Media Group
                                   common stock, par value $1.00
                                   per share                          $ 45,707,755    65,287,501

* Indicates party in interest to the Plan.

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1995


            (a)                  (b)               (c)              (d)        (e)        (f)           (g)          (h)        (i)
                                                                                                                   Current
                                                                                        Expense                    value of    Net
                             Description                                                incurred                   asset on    gain
    Identity of party            of             Purchase        Selling     Lease         with        Cost of    transaction    or
         involved               asset             price          price      rental    transaction      asset         date    (loss)
- ---------------------------  -----------   ------------------  ----------- ---------- ------------  ------------ ----------- ------
Aim Short-Term               Prime Money
Investment Co.               Market fund          $43,369,494          --          --           --    43,369,494  43,369,494     --


Aim Short-Term               Prime Money
Investment Co.               Market Fund   $               --  43,369,494          --           --    43,369,494  43,369,494     --


Tele-Communications,         Series A
Inc.                         TCI Group
                             common stock         $43,179,085          --          --           --    43,179,085  43,179,085     --



See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------



Shown below is the exhibit which is filed as a part of this Report -

     23-Consent of KPMG Peat Marwick LLP